

02005113

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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. ..NUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-40892

FEB 06 2002 DIVISION OF ...

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/01/00 (MM/DD/YY) AND ENDING 11/30/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MDNH Partners L.P. and Subsidiary

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 Bush Street, Suite 660
(No. and Street)

San Francisco	California	94104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Herbert C. Kurlan — (415) 293-3897
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Altschuler, Melvoin and Glasser LLP
(Name – if individual, state last, first, middle name)

One South Wacker Drive	Chicago	Illinois	60606-3392
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

SEC 1410 (3/91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Herbert C. Kurlan, affirm that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of MDNH Partners LP and Subsidiary, as of November 30, 2001, is true and correct. I further affirm that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Sworn and subscribed to me on the

31st day of January, 2002

Signature

Herbert C. Kurlan
President of the General Partner

Notary Public


OFFICIAL SEAL
NANCY J SIMENSON
NOTARY PUBLIC, STATE OF ILLINOIS
My Commission Expires 3-26-2005

This report** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).

MDNH Partners, L.P. and Subsidiary
Table of Contents
November 30, 2001


A M & G
CHECKERS

Checkers Simon & Rosner
Financial Services Division

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants

Independent Auditors' Report

Partners of
MDNH Partners, L.P. and Subsidiary

We have audited the accompanying consolidated statement of financial condition of MDNH Partners, L.P. and Subsidiary, including the consolidated condensed schedule of investments, as of November 30, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This consolidated financial statement is the responsibility of the Partnership's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 5 to the consolidated financial statement, exchange memberships are stated at market value. U.S. generally accepted accounting principles require that exchange memberships be stated at historical cost.

In our opinion, except for the effects of valuing exchange memberships at market value, the consolidated statement of financial condition referred to above presents fairly, in all material respects, the financial position of MDNH Partners, L.P. and Subsidiary as of November 30, 2001, in conformity with U.S. generally accepted accounting principles.

Altschuler, Melvoin and Glasser LLP

Chicago, Illinois
January 11, 2002

One South Wacker Drive, Suite 800, Chicago, Illinois 60606-3392
312.384.6000 Fax 312.634.3410 www.amgnet.com

MDNH Partners, L.P. and Subsidiary
Consolidated Statement of Financial Condition
November 30, 2001

Assets

Cash and cash equivalents	$ 146,534
Receivable from brokers	38,759,743
Securities owned	
Marketable	74,567,912
Not readily marketable	8,975,405
Exchange memberships, at market value	810,000
Other assets	709,405
Total assets	$ 123,968,999

Liabilities and Partners' Capital

Liabilities	
Securities sold, not yet purchased	$ 96,418,846
Accounts payable and accrued expenses	5,933,236
Minority interest	2,603,904
	104,955,986
Partners' capital	19,013,013
Total liabilities and partners' capital	$ 123,968,999

See accompanying notes.

MDNH Partners, L.P. and Subsidiary
Consolidated Condensed Schedule of Investments
November 30, 2001

This consolidated condensed schedule of investments presents the Partnership's individual investments and investments in any one issuer that constitute more than 5 percent of partners' capital. For the most part, positions are interrelated and result in hedged transactions from a risk standpoint. For example, a long stock position will likely have related short calls or long puts that offset the risk of carrying the long stock. Similarly, a short stock position will likely have long calls or short puts to offset the risk of carrying the short stock. This hedging allows the Partnership to benefit from leverage while substantially limiting risk. From time to time, the Partnership also enters into unhedged positions. Management of the general partner closely monitors all trading activities and trades in and out of these positions, as appropriate.

Marketable securities owned - equities - 219.3%

Biotechnology and drugs - 11.0%		$ 2,093,795
Communications equipment - 7.7%		
Motorola, Inc., 64,700 shares	$ 1,076,608	
Other	393,658	
Total communications equipment		1,470,266
Communications services - 7.2%		1,367,116
Conglomerates - 15.8%		
Minnesota Mining & Manufacturing, 23,900 shares	2,738,462	
Other	259,120	
Total conglomerates		2,997,582
Consumer financial services - 11.6%		
Fannie Mae, 27,800 shares	1,423,100	
Other	774,216	
Total consumer financial services		2,197,316
Electric utilities - 7.6%		
Montana Power Company, 301,000 shares		1,435,770
Gold and silver - 9.5%		
Agnico-Eagle Mines Ltd., 149,800 shares	1,423,100	
Other	376,529	
Total gold and silver		1,799,629
Major drugs - 12.6%		
Pfizer Inc., 33,725 shares	1,460,630	
Other	928,444	
Total major drugs		2,389,074
Oil and gas operations - 9.1%		1,721,236
Software and programming - 7.6%		1,445,005
Tobacco - 69.7%		
Phillip Morris Companies, 281,031 shares		13,256,232
Other - 57.7%		9,516,641
Total marketable securities owned - equities		41,689,662

See accompanying notes.

Marketable securities owned, equity options - 173.9%

Audio and video equipment - 7.3%		
Sony Corp., 1,696 calls, 687 puts	$ 1,386,735	
Other	2,200	
Total audio and video equipment		$ 1,388,935
Biotechnology and drugs - 7.0%		1,324,640
Business services - 14.9%		
eBay, Inc., 2,328 calls, 1,312 puts		2,837,750
Communications equipment - 11.6%		2,207,273
Communications services - 5.8%		1,103,605
Oil well services and equipment - 9.9%		
Transocean Sedco Forex, 1,289 calls, 1,311 puts	1,776,940	
Other	98,355	
Total oil well services and equipment		1,875,295
Retail - 10.7%		2,031,275
Semiconductors - 28.1%		
Broadcom Corporation, 1,988 calls, 799 puts	1,212,700	
Rambus Inc., 4,402 calls, 967 puts	1,559,470	
Other	2,562,310	
Total semiconductors		5,334,480
Software and programming - 12.0%		2,289,815
Tobacco - 7.0%		
Phillip Morris Companies, 4,145 calls, 1,968 puts		1,332,510
Other - 58.7%		11,152,672
Total marketable securities owned, equity options		32,878,250

See accompanying notes.

Marketable securities sold, not yet purchased, equities - 369.1%

Appliance and tool - 9.6%		
The Stanley Works, 36,292 shares	$ 1,516,643	
Other	304,294	
Total appliance and tool		$ 1,820,937
Audio and video equipment - 15.6%		
Sony corporation, 61,173 shares	2,946,572	
Other	27,730	
Total audio and video equipment		2,974,302
Beverages - 6.5%		1,226,389
Biotechnology and drugs - 16.8%		
Enzon, Inc., 37,504 shares	2,198,109	
Other	994,776	
Total biotechnology and drugs		3,192,885
Business services - 37.7%		
eBay Inc., 105,430 shares	7,176,620	
Other	230	
Total business services		7,176,850
Communication equipment - 10.6%		2,011,263
Communication services - 69.0%		
ALLTEL Corp., 105,024 shares	6,834,962	
CenturyTel, 134,198 shares	4,535,892	
WorldCom Group, 67,898 shares	987,237	
Other	763,633	
Total communication services		13,121,724
Computer networks - 5.9%		1,114,048
Computer storage devices - 6.8%		
EMC Corporation, 76,800 shares		1,289,472
Electronic instruments and controls - 6.4%		1,220,473
Food - 7.2%		
General Mills, 27,750 shares		1,369,463
Insurance - 42.7%		
Marsh & McLennan Co.'s, 66,050 shares	7,065,369	
Other	1,058,682	
Total insurance		8,124,051
Investment services - 7.3%		1,391,650

Marketable securities sold, not yet purchased, equities - 369.1%, *Continued*

Major drugs - 8.2%		
Merck & Co., Inc., 15,040 shares	$ 1,018,960	
Other	531,985	
Total major drugs		$ 1,550,945
Paper and paper products - 5.3%		1,015,494
Personal and household products - 6.7%		1,271,204
Printing and publishing - 8.1%		1,545,799
Retail - 13.3%		
Sears, Roebuck & Co., 35,000 shares	1,592,850	
Other	938,855	
Total retail		2,531,705
Semiconductors - 21.4%		4,065,089
Software and programming - 18.6%		
PeopleSoft, Incorporated, 30,384 shares	1,060,705	
Other	2,478,547	
Total software and programming		3,539,252
Trust - 6.6%		
Diamonds Trust, 12,700 shares		1,252,093
Other - 38.8%		7,369,833
Total marketable securities sold, not yet purchased, equities		70,174,921

Marketable securities sold, not yet purchased, equity options - 138.0%		
Biotechnology and drugs - 10.5%		$ 1,990,908
Business services - 6.2%		
eBay Inc., 1,598 calls, 1,318 puts		1,172,950
Communications equipment - 9.3%		1,759,355
Major drugs - 7.6%		
Pfizer Inc., 262 calls, 415 puts	$ 1,053,235	
Other	395,085	
Total major drugs		1,448,320
Retail - 5.4%		1,022,680
Software and programming - 12.0%		2,282,810
Tobacco - 38.1%		
Phillip Morris Companies, 4,196 calls, 4,232 puts		7,246,660
Other - 34.4%		9,320,242
Total marketable securities sold, not yet purchased, equity options		26,243,925
Securities, not readily marketable - 47.2 %		
Sovereign Capital Partners, LLC		5,030,163
GESD Castling Investors, L.P.		1,056,623
Other		2,888,619
Total securities, not readily marketable		8,975,405
Futures - 15.5%		
Receivable on open contracts - 0.4%		77,472
Payable on open contracts - 15.9%		
Currencies, 113 long and 6,051 short	(2,887,247)	
Other	(133,313)	
Total payable on open contracts		(3,020,560)
Total futures		(2,943,088)
Options on futures - 34.6%		
Receivable on open contracts		
Currencies, 6,229 long and 4,110 short	6,022,383	
Other	578,363	
Total receivable on open contracts		6,600,746
Payable on open contracts		(29,717)
Total options on futures		6,571,029
Total investments		$ (9,247,588)

Note 1 Nature of Operations and Significant Accounting Policies

Nature of Operations and Basis of Consolidation—MDNH Partners, L.P. (the "Parent") and its majority owned subsidiary, MDNH Traders, LLC (the "Subsidiary") (collectively, the "Partnership"), are broker-dealers registered under the Securities Exchange Act of 1934 and act as market makers on exchanges located in San Francisco, Chicago, and New York. The Parent commenced its operations in 1989 and the Subsidiary commenced its operations in 1998. The Parent's partnership agreement and the Subsidiary's operating agreement provide, among other things, that the Parent and Subsidiary shall dissolve no later than December 31, 2019 and December 31, 2010, respectively.

The Parent's interest in the Subsidiary was sold during the year ended November 30, 2000 to Market Liquidity Network, L.L.C., an entity affiliated through common ownership, and reaquired in 2001. The consolidated financial statements as of and for the year ended November 30, 2001 include the accounts of the Subsidiary because the Parent's sale of this entity was temporary. All significant intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates—The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash Equivalents—The Partnership defines cash equivalents as all highly liquid investments purchased with a maturity of three months or less.

Securities and Derivative Financial Instruments—Securities and derivative financial instrument transactions are recorded on trade date. Marketable securities and derivative financial instruments are valued at market value, based on quoted market prices, and securities not readily marketable are valued at estimated fair value as determined by management. Resulting unrealized gains and losses are reflected in revenue.

Net Trading Gains—Trading gains are net of commissions and traders' participation.

Income Taxes—The consolidated financial statements do not reflect any federal income tax provision or liability because the income of the Partnership is taxable to the partners.

Note 2 Fair Value of Financial Instruments

Substantially all of the Partnership's assets and liabilities are considered financial instruments and are reported in the consolidated statement of financial condition at market or fair value, or at carrying amounts that approximate fair value because of the short maturity of the instruments.

Note 3 Securities Owned and Sold, Not Yet Purchased

Marketable securities owned and sold, not yet purchased, at November 30, 2001 consist of:

	Owned	Sold, Not Yet Purchased
Equities	$ 41,689,662	$ 70,174,921
Equity options	32,878,250	26,243,925
Total	$ 74,567,912	$ 96,418,846

At November 30, 2001, marketable securities of $74,489,996 and cash at brokers of $35,676,761 were pledged as collateral for securities sold, not yet purchased.

Securities not readily marketable at November 30, 2001 consist of investments in limited partnerships and privately held companies and include investments in affiliate of $1,252,000. Approximately $7,000,000 of these securities represent investments in proprietary trading companies with assets and liabilities carried at market value. Approximately $2,000,000 of these securities represent investments in private companies that are valued in good faith by the general partner in the absence of readily ascertainable market values. Because of the inherent uncertainty of valuation, management's estimate of values of these investments may differ significantly from the values that would have been used had a ready market existed for these securities.

Note 4 Partners' Capital

Profits and losses are allocated to the general and limited partners on a quarterly basis in accordance with the partnership agreement, and include unrealized gains and losses on exchange memberships owned by the Parent.

Note 5 Exchange Memberships

Exchange memberships are stated at market value and unrealized gains or losses are reflected in income. Generally accepted accounting principles require that exchange memberships be stated at historical cost. If the exchange memberships were stated at historical cost, exchange memberships and partners' capital would have been decreased by $528,400 as of November 30, 2001.

Note 6 Related Parties

At November 30, 2001, accounts payable and accrued expenses includes amounts due to affiliates of $5,172,000 arising from trading activities.

Note 7 Employee Benefit Plan

The Partnership maintains a qualified profit sharing and money purchase plan covering all eligible employees. Under the provisions of the plan, the Partnership may elect to make discretionary contributions to the plan.

Note 8 Financial Instruments with Off-Balance-Sheet Risk

In connection with its proprietary market making and trading activities, the Partnership enters into transactions in a variety of securities and derivative financial instruments, primarily exchange-traded equity options, futures contracts, and options on futures contracts. Options held provide the Partnership with the opportunity to deliver or take delivery of specified financial instruments at a contracted price. Options written obligate the Partnership to deliver or take delivery of specified financial instruments at a contracted price in the event the option is exercised by the holder. Futures contracts provide for the delayed delivery or purchase of financial instruments at a specified future date at a specified price or yield. These derivative financial instruments may have market risk and/or credit risk in excess of the amounts recorded in the consolidated statement of financial condition.

Market Risk—Derivative financial instruments involve varying degrees of off-balance-sheet market risk. Changes in the market values of the underlying financial instruments may result in changes in the value of the derivative financial instruments in excess of the amounts reflected in the consolidated statement of financial condition. Exposure to market risk is influenced by a number of factors, including the relationships between financial instruments and the volatility and liquidity in the markets in which the financial instruments are traded. In many cases, the use of derivative financial instruments serves to modify or offset market risk associated with other transactions and, accordingly, decreases the Partnership's overall exposure to market risk. The Partnership attempts to manage its exposure to market risk arising from the use of these derivative financial instruments through various analytical monitoring techniques.

In addition, the Partnership has sold securities that it does not currently own and will therefore be obligated to purchase such securities at a future date. The Partnership has recorded these obligations in the consolidated statement of financial condition at November 30, 2001, at market values of the related securities and would incur a loss if the market value of the securities increases subsequent to November 30, 2001.

Credit Risk—Credit risk arises from the potential inability of counterparties to perform in accordance with the terms of the contract. The Partnership's exposure to credit risk associated with counterparty nonperformance is limited to the current cost to replace all contracts in which the Partnership has a gain. Exchange-traded derivative financial instruments, such as options and futures, generally do not give rise to significant counterparty exposure due to the cash settlement procedures for daily market movements or the margin requirements of the individual exchanges and clearing brokers.

Concentration of Credit Risk—The Partnership clears most of its trades through two clearing brokers. In the event these parties do not fulfill their obligations, the Partnership may be exposed to risk. This risk of default depends on the creditworthiness of these entities. The Partnership attempts to minimize this credit risk by monitoring the creditworthiness of these parties.

Note 9 Net Capital Requirements

The Parent is a broker-dealer subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). Under this rule, the Parent is required to maintain "net capital" of 6-2/3 percent of "aggregate indebtedness" or $100,000, whichever is greater, as these terms are defined. Net capital and aggregate indebtedness change from day to day, but as of November 30, 2001, the Parent had net capital and net capital requirements of approximately $4,967,000 and $395,000, respectively. The net capital rule may effectively restrict the withdrawal of partners' capital.

The Subsidiary is also a broker-dealer subject to Rule 15c3-1. As of November 30, 2001, the Subsidiary was in compliance with this requirement.

Note 10 Consolidated Subsidiary

The Subsidiary at November 30, 2001, has total assets of approximately $92,115,000 and members' equity of approximately $8,688,000.

The accounts of the Subsidiary are not included in the Parent's computation of net capital as the assets of the Subsidiary are not readily available for the protection of the Parent's creditors, and the liabilities of the Subsidiary are not guaranteed by the Parent.

Note 11 Financial Highlights

The total return for limited partners for the year ended November 30, 2001 was approximately 4 percent. Total return has been calculated for the limited partners taken as a whole. An individual partner's return may vary based on timing of capital transactions.

MDNH Partners, L.P. and Subsidiary

Statement of Financial Condition

As of November 30, 2001

Filed Pursuant to Rule 17a-5(d) Under the Securities Exchange Act of 1934


AM&G
CHECKERS
SM

Altschuler, Melvoin and Glasser LLP
Certified Public Accountants and Consultants